Exhibit 99.a(ii)

H&Q LIFE SCIENCES INVESTORS

TRUSTEE’S CERTIFICATE AS TO AMENDMENT NO. 1 TO DECLARATION OF TRUST

The undersigned hereby certifies that he is a Trustee of H&Q Life Sciences Investors (the “Trust”), a Massachusetts business trust, and that, pursuant to Section 8.3 of the Declaration of Trust (the “Declaration”) dated February 20, 1992, by a written instrument executed by a majority of the Trustees, Section 8.6 of the Declaration has been deleted and the following has been substituted therefore:

Section 8.6 Conversion.

Notwithstanding any other provision of this Declaration, the conversion of the Trust from a “closed-end company” to an “open-end company,” as those terms are defined in Section 5(a)(2) and 5(a)(1), respectively, of the 1940 Act as in effect on the date hereof, shall require (i) the approval of the Board of Trustees and (ii) the affirmative vote or consent of the holders of sixty-six and two thirds percent (66 2/3%) of the Shares outstanding and entitled to vote. At the first meeting of the Board of Trustees subsequent to May 1, 1997 and at least annually thereafter, the Board shall consider and vote upon such conversion. Such affirmative vote or consent shall be in addition to the vote or consent of the holders of the Shares otherwise required by law or by the terms of any class or series of preferred stock, whether now or hereafter authorized, or any agreement between the Trust and any national securities exchange.

Dated: March 16, 1992	/s/Alan G. Carr
Alan G. Carr, as Trustee

COMMONWEALTH OF MASSACHUSETTS

Suffolk, ss.

On the 26th day of March 1992, then personally appeared before me Alan G. Carr who acknowledged the foregoing instrument to be his free act and deed.

/s/Sheldon A. Jones
Notary Public

My Commission Expires: January 21, 1994